UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      November 9, 2006

Mr. William W. Deneau, President
Aurora Oil & Gas Corporation
4110 Copper Ridge Drive, Suite 100
Traverse City, Michigan 49684


      Re:	Aurora Oil & Gas Corporation
		Registration Statement on Form SB-2
      Filed November 3, 2006
		File No. 333-129695

		Registration Statement on Form SB-2
      Filed November 3, 2006
		File No. 333-110099

		Registration Statement on Form SB-2
      Filed November 3, 2006
		File No. 333-130769

Dear Mr. Deneau:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2

Cover Page

1. Please revise to disclose that security holders will sell the securities being registered.

Selling Security Holders

2. Expand the Selling Security Holders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders.
If
more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation
4S of the Regulation S-K portion of the March 1999 supplement to the
CF telephone interpretation manual.

3. Identify the selling security holders who are registered broker-dealers or affiliates of registered broker-dealers. If a selling security holder is a registered broker-dealer, identify the security holder as an underwriter, unless the security holder received the securities as compensation for investment banking services. If a selling security holder is an affiliate of a registered broker-dealer, identify such security holder as an underwriter unless you can confirm to us that the security holder (1) purchased the securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Plan of Distribution

4. We note that the selling security holders may engage in short sales of your common stock. Please see Corporation Finance Telephone
Interpretation A.65 in that regard.

Exhibit 5.1

5. We note the statement that "[w]e are members of the Bar of the State of Michigan and do not hold ourselves out as being experts on laws other than laws of the State of Michigan and the laws of the United States of America. To the extent our opinion is based on Utah corporate law, we have relied on an unofficial compilation of the Utah
Revised Business Corporation Act." The statement suggests that counsel is not competent to issue an opinion on Utah law. Please obtain a new unqualified opinion addressing all the applicable laws.

* * * * *


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3740 with any other questions.


      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	C. Moncada-Terry

	VIA FACSIMILE

	Iris K. Linder
      Fraser Trebilcock Davis & Dunlap
      517-482-0887

Mr. William W. Deneau
Aurora Oil & Gas Corporation
November 9, 2006
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